02019476

[...]TATES
[...]ANGE COMMISSION
[...].C. 20549

4-3-02

OMB Number: 3235-0123
Expires: January 31, 1993
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RECEIVED APR - 1 2002 365

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 19818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPP & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Rector Street - 16th Floor
(No. and Street)

New York,	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin O'Connor, President (212) 608-4710
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name — *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023,	New York,	NY	10038
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4-4-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, KEVIN O"CONNOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIPP & CO., INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N O N E

PATRICE L. LEONARD
Notary Public, State of New York
No. 01LE6062300
Qualified in Kings County
Certificate filed in New York County
Commission Expires Aug. 6, 20 05

X [signature]
Notary Public

X [signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, ***KEVIN O' CONNOR,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***TRIPP & CO., INC.***, as of ***DECEMBER 31, 2001***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

(President)

PATRICE L. LEONARD
Notary Public, State of New York
No. 01LE6062300
Qualified in Kings County
Certificate filed in New York County
Commission Expires Aug. 6. 20

(Notary Public)

TRIPP & CO., INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

TRIPP & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 24,445
Securities owned, at market value (Note 3)	102,370
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $1,011,113) (Note 4)	700,000
Deposit with clearing broker	100,000
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation of $118,485 (Note 2))	5,554
Other assets	177,467
Total assets	$ 1,109,836

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to clearing broker	$ 547,001
Accounts payable, accrued expenses and other liabilities	87,610
Securites sold, not yet purchased, at market value (Note 3)	9,789
Total liabilities	644,400
Commitments and contingencies (Notes 5 and 8)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreement (Note 4)	700,000
Stockholders' Equity (Note 10)	
Preferred stock, 6% cumulative; $1,000 par value; authorized 2,500 shares; issued and outstanding 655 shares	655,000
Common stock; par value $10 per share, authorized 10,000 shares; outstanding 1,804 shares	18,040
Paid-in capital	901,701
Retained earnings (deficit)	(1,809,305)
Total stockholders' equity	(234,564)
Total liabilities and stockholders' equity	$ 1,109,836

The accompanying notes are an integral part of this statement.

TRIPP & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1- Nature of Business

Tripp & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

The Company is a wholly owned subsidiary of Tripp Financial Group Ltd. (TFG, Ltd.).

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Depreciation***
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

d) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

Note 2 Summary of Significant Accounting Policies (continued)

e) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

f) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Marketable Securities Owned and Sold, but Not Yet Purchased

Marketable securities owned, at market value, consist of the following:

	Owned	Sold, but not yet Purchased
Equities	$102,370	
Municipal bonds		$9,789
	$102,370	$9,789

Note 4- Liabilities Subordinated to the Claims of General Creditors

The subordinated liabilities, pursuant to secured demand note collateral agreements with related parties, consist of the following:

Due October 30, 2002, interest at 1%	$75,000
Due January 31, 2003, interest at 1%	100,000
Due April 30, 2003, interest at 1%	175,000
Due April 30, 2004, interest at 1%	100,000
Due July 31, 2004, interest at 1%	100,000
Due August 31, 2004, interest at 1%	75,000
Due January 31, 2006, interest at 1%	75,000
	$ 700,000

Note 4- Liabilities Subordinated to the Claims of General Creditors (continued)

The Company has received approval from the National Association of Securities Dealers, Inc. for $600,000 of the subordinated borrowings, and thus this amount is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5- Commitments and Contingencies

Office
The Company leases office space under an arrangement, expiring July 31, 2002. The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2002	$41,210

The Company is also leasing office space for two other branch offices on a month to month basis. The annual rental payment approximates $26,400.

Note 6- Profit Sharing Plan

The Company has a voluntary defined contribution profit sharing plan. Annual contributions are at the discretion of management, but may not exceed the amount permitted under the Internal Revenue Code as a deductible expense. No contributions have been made for the year.

The Company has a profit sharing plan pursuant to Section 401 (K) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

Note 7- Income Taxes

Deferred taxes are as follows:

	2001
Deferred tax asset, net of valuation Allowance of $584,959	$-0-

The Company has a remaining net operating loss carryforward of approximately $2,167,000, expiring from 2001 to 2016.

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 9- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company's net capital of $167,015 was $67,015 in excess of its required net capital of $100,000. The Company's net capital ratio was 379.97%.

A copy of the Company's Statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Tripp & Co., Inc.
40 Rector Street
New York, NY 10006

Gentlemen:

We have audited the accompanying statement of financial condition of Tripp & Co., Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tripp & Co., Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 26, 2002